January 14, 2020

Justin Heineman
General Counsel
BlueLinx Holdings Inc.
1950 Spectrum Circle, Suite 300
Marietta, GA 30067

       Re: BlueLinx Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed March 13, 2019
           File No. 1-32383

Dear Mr. Heineman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services